SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 7 to
SCHEDULE 13E-3
(Rule 13e-3)
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
One Earth Energy, LLC
(Name of Issuer)
One Earth Energy, LLC
Farmers Energy — One Earth, LLC
Farmers Energy Incorporated
(Name of Person(s) Filing Statement)
LLC Membership Units
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)
Catherine C. Cownie
Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309
(515) 242-2400
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
     This statement is filed in connection with (check appropriate box):
a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☑ None of the above.
     Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies.     ☐
     Check the following box if the filing is a final amendment reporting the results of the transaction:     ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$475,150	$55.16

*	For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $475,150 by the Issuer, if the maximum number of eighty-six (86) units are purchased in the offer to purchase for cash. The aggregate cash payment is equal to the product of a price of $5,525 per unit price.

**	Determined by multiplying $475,150 by .0001161.
☑	Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $78.79 Form or Registration No.: Schedule 13e-3 Filing Party: One Earth Energy, LLC Date Filed: November 29, 2010

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Item 16. Exhibits.
SIGNATURE
EX-99.A.5.I

Introduction
     This Schedule 13e-3 relates to an offer to purchase for cash by One Earth Energy, LLC, an Illinois limited liability company (“One Earth” or the “Company”), up to 86 units of its common equity, at a price of $5,525 per unit, net to the seller in cash, without interest. One Earth’s offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 18, 2011 and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitutes the offer.
     This Rule 13e-3 transaction statement on Schedule 13e-3, together with the exhibits hereto (this “Schedule 13e-3” or “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): the Company that is subject to the Rule 13e-3 transaction, Farmers Energy Incorporated, a Delaware corporation (“FEI”) and Farmers Energy — One Earth, LLC, an Ohio limited liability company ( FEI — One Earth).
     All information contained in this Schedule 13e-3 concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.
     The filing of this Transaction Statement shall not be construed as an admission by any Filing Person that the Company is “controlled” by any other Filing Person within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.
     This Amendment No. 7 to Transaction Statement on Schedule 13e-3 amends and supplements the Transaction Statement on Schedule 13e-3, as amended by Amendment No. 6 thereto, filed with the Securities and Exchange Commission, or SEC, on February 8, 2011. Except as otherwise noted below, no changes have been made to the responses to the Schedule 13e-3, as amended.
     Items 1 through 15 of the Schedule 13e-3, as amended, which incorporate by reference the information contained in the offer to purchase, are hereby amended as follows:
     The expiration date of the offer to purchase, which was initially established to be 5:00 p.m. Central Time on March 18, 2011, has been extended to 5:00 p.m. Central Time on April 1, 2011. The expiration date of the offer to purchase may be further extended. The offer to purchase and letter of transmittal are amended in their entirety to replace all references to 5:00 p.m., Central Time, on March 18, 2011 with 5:00 p.m., Central Time, on April 1, 2011.
Item 16. Exhibits.

(a)(1)	The Offer to Purchase dated February 18, 2011.*

(a)(2)	The Letter of Transmittal dated February 18, 2011.*

(a)(5)(i)	Newsletter dated March 21, 2011

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

*	Previously filed.

SIGNATURE
After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

One Earth Energy, LLC
/s/ Steve Kelly
	Name:	Steve Kelly
Dated: March 21, 2011	Title:	Chief Executive Officer

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Farmers Energy — One Earth, LLC
/s/ Zafar Rizvi
	Name:	Zafar Rizvi
Dated: March 21, 2011	Title:	President and Chief Operating Officer

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Farmers Energy Incorporated
/s/ Zafar Rizvi
	Name:	Zafar Rizvi
Dated: March 21, 2011	Title:	President and Chief Operating Officer

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